UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FLEXION THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

OYSTER ACQUISITION COMPANY INC.
(Offeror)
a wholly owned subsidiary of
PACIRA BIOSCIENCES, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
33938J106
(CUSIP Number of Class of Securities)

David Stack
Chief Executive Officer and Chairman
Pacira BioSciences, Inc.
5401 West Kennedy Boulevard, Suite 890
Tampa, Florida 33609
(813) 553-6680
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:
Jason Day
Perkins Coie LLP
1900 Sixteenth Street, Suite 1400
Denver, Colorado 80202
(303) 291-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$493,178,877.03	$45,717.68

*
Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as (a) the product of (i) $9.35, the average of the high and low sales prices per share of Flexion Therapeutics, Inc. (“Flexion”) common stock, par value $0.001 per share (each such share, a “Share”), on October 18, 2021, as reported by the Nasdaq Global Market (which, for purposes of calculating the filing fee only, shall be deemed to be the Option Reference Price (as defined in the Agreement and Plan of Merger filed as Exhibit (d)(1) hereto)), and (ii) 53,188,345 Shares, which consist of (A) 50,320,466 Shares outstanding, (B) 602,216 Shares issuable pursuant to outstanding stock options with an exercise price less than $8.50 per Share (the “Cash Amount”), (C) 61,500 Shares estimated to be issuable pursuant to outstanding stock options with an exercise price that is equal to or more than the Cash Amount and less than the Option Reference Price and (D) 2,204,163 Shares subject to issuance upon settlement of outstanding restricted stock units, less (b) an amount equal to the sum of (i) the product of (A) 602,216 Shares issuable pursuant to outstanding stock options with an exercise price less than the Cash Amount multiplied by (B) the weighted average exercise price for such stock options of $5.92 per Share and (ii) the product of (A) 61,500 Shares estimated to be issuable pursuant to outstanding stock options with an exercise price that is equal to or more than the Cash Amount and less than the Option Reference Price multiplied by (B) the weighted average exercise price for such stock options of $9.22 per Share. The calculation of the filing fee is based on information provided by Flexion as of October 15, 2021.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022 beginning on October 1, 2021, issued August 23, 2021, by multiplying the transaction valuation by 0.00009270.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the tender offer by Oyster Acquisition Company Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pacira BioSciences, Inc. (“Pacira”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Flexion Therapeutics, Inc., a Delaware corporation (“Flexion”), at an offer price of (i) $8.50 per Share, in cash, net of applicable withholding taxes and without interest, plus (ii) one contingent value right per Share, which represents the right to receive one or more contingent payments of up to $8.00 per Share in the aggregate, in cash, net of applicable withholding taxes and without interest, which amounts will become payable, if at all, if specified milestones are achieved on or prior to December 31, 2030, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2021 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.
All the information set forth in the Offer to Purchase, including Schedule I thereto, and in the Letter of Transmittal, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Flexion Therapeutics, Inc., a Delaware corporation. Flexion’s principal executive offices are located at 10 Mall Road, Suite 301, Burlington, Massachusetts 01803. Flexion’s telephone number at such address is (781) 305-7777.
(b) This Schedule TO relates to the Shares. Flexion has advised Pacira and Purchaser that, as of October 15, 2021, 50,320,466 Shares were issued, 4,295,384 Shares were issuable pursuant to outstanding stock options and 2,204,163 Shares were issuable pursuant to outstanding restricted stock units. The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.
(c) The Shares are traded on the Nasdaq Global Market under the symbol “FLXN”. The information set forth in the Offer to Purchase under Section 6 — “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a)-(c) This Schedule TO is filed by Pacira and Purchaser. The information set forth in the section of the Offer to Purchase under Section 8 — “Certain Information Concerning Pacira and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)(1)(i)-(viii) and (xii) The information set forth in the Offer to Purchase is incorporated herein by reference.
Subsections (a)(1)(ix)-(xi) are not applicable.
(a)(2)(i)-(iv) and (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.
Subsections (a)(2)(iv)-(vi) are not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a)-(b) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, Section 8 — “Certain Information Concerning Pacira and Purchaser”, Section 10 — “Background of the

Offer; Past Contacts or Negotiations with Flexion”, Section 11 — “The Transaction Agreements” and Section 12 — “Purpose of the Offer; Plans for Flexion” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and Section 12 — “Purpose of the Offer; Plans for Flexion” is incorporated herein by reference.
(c)(1) and (c)(3)-(7) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, Section 10 — “Background of the Offer; Past Contacts or Negotiations with Flexion”, Section 11 — “The Transaction Agreements”, Section 12 — “Purpose of the Offer; Plans for Flexion”, Section 13 — “Certain Effects of the Offer” and Section 14 — “Dividends and Distributions” is incorporated herein by reference.
Subsection (c)(2) is not applicable.
Item 7.   Source and Amount of Funds or Other Consideration.
(a) The information set forth in the Offer to Purchase under “Summary Term Sheet” and Section 9 — “Source and Amount of Funds”, Section 9 — “Source and Amount of Funds”, Section 11 — “The Transaction Agreements” is incorporated herein by reference.
(b) The Offer is not subject to a financing condition.
(d) The information set forth in the Offer to Purchase under Section 9 — “Source and Amount of Funds” and Section 11 — “The Transaction Agreements” is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 8 — “Certain Information Concerning Pacira and Purchaser”, Section 12 — “Purpose of the Offer; Plans for Flexion” and Section 11 — “The Transaction Agreements” and Schedule I is incorporated herein by reference.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
(a) The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 3 — “Procedures for Accepting the Offer and Tendering Shares” and Section 17 — “Fees and Expenses” is incorporated herein by reference.
Item 10.   Financial Statements.
(a), (b) Not applicable.
Item 11.   Additional Information.
(a)(1) The information set forth in the Offer to Purchase under Section 8 — “Certain Information Concerning Pacira and Purchaser”, Section 10 — “Background of the Offer; Past Contacts or Negotiations with Flexion”, Section 11 — “The Transaction Agreements” and Section 12 — “Purpose of the Offer; Plans for Flexion” is incorporated herein by reference.
(a)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 12 — “Purpose of the Offer; Plans for Flexion”, Section 15 — “Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(3) The information set forth in the Offer to Purchase under Section 11 — “The Transaction Agreements”, Section 15 — “Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(4) The information set forth in the Offer to Purchase under Section 13 — “Certain Effects of the Offer” is incorporated herein by reference.
(a)(5) The information set forth in the Offer to Purchase under Section 16 — “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 22, 2021.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue SeArvice Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement, as published in The New York Times on October 22, 2021.*
(a)(5)(A)	Joint Press Release issued by Pacira BioSciences, Inc. and Flexion Therapeutics, Inc. on October 11, 2021, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(a)(5)(B)	Investor Presentation of Pacira BioSciences, Inc., dated as of October 11, 2021, incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(a)(5)(C)	Email to Partners of Pacira BioSciences, Inc., first sent on October 11, 2021, incorporated by reference to Exhibit 99.4 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of October 11, 2021, by and among Pacira BioSciences, Inc., Oyster Acquisition Company Inc. and Flexion Therapeutics, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(d)(2)	Form of Contingent Value Right Agreement, incorporated by reference to Exhibit C to Exhibit 2.1 to the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(d)(3)	Form of Tender and Support Agreement, dated as of October 11, 2021, incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(d)(4)	Confidentiality Agreement, dated as of June 1, 2021, by and between Pacira BioSciences, Inc. and Flexion Therapeutics, Inc.*
(d)(5)	Exclusivity Agreement, dated as of September 25, 2021, by and between Pacira BioSciences, Inc. and Flexion Therapeutics, Inc.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
OYSTER ACQUISITION COMPANY INC.
By	/s/ Kristen Williams Name: Kristen Williams
Title: Secretary
Date: October 22, 2021
PACIRA BIOSCIENCES, INC.
By	/s/ Kristen Williams Name: Kristen Williams
Title: Chief Administrative Officer and Secretary
Date: October 22, 2021